UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-38751

Tencent Music Entertainment Group

(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park

Kejizhongsan Avenue, Hi-Tech Park, Nanshan District

Shenzhen, 518057, the People’s Republic of China

Tel: +86-755-8601 3388

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement on The Stock Exchange of Hong Kong Limited Regarding Recent Trading Information, dated September 16, 2022

99.2	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated September 19, 2022

99.3	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated September 20, 2022

99.4	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated September 21, 2022

99.5	Tencent Music Entertainment Group Successfully Listed on Hong Kong Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date: September 21, 2022	By:	/s/ Min Hu
Name: Min Hu
Title: Chief Financial Officer